2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining Reports on updated Mineral Reserves and Mineral Resources for the Zinkgruvan, Galmoy and Storliden Mines and on the Zinkgruvan Exploration Proposal

March 31, 2006 - Lundin Mining Corporation ("Lundin Mining" or the "Company") (TSX: LUN; O-list at Stockholmsbörsen: LUMI) is pleased to announce that it has received updated Mineral Reserve and Mineral Resource estimates for the Zinkgruvan Mine, located in southern Sweden, the Galmoy Mine, located in County Kilkenny, Ireland, and the Storliden Mine located in the Skellefte District, northern Sweden.

Zinkgruvan

As of December 31, 2005, the Proven and Probable Mineral Reserves at the Zinkgruvan Mine were 8.161 million tonnes grading 9.7% zinc, 4.7% lead and 98 grams per tonne silver. The Mineral Reserves, which are reported in addition to Mineral Resources, were estimated by the Zinkgruvan Mine staff in accordance with the requirements of the Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions ("CIM standards"). The estimates were audited by Watts, Griffis and McOuat Limited of Toronto, Canada, in accordance with the provisions of NI 43-101 and the CIM standards.

The Zinkgruvan Mine	Tonnes	Zinc	Lead	Silver
	(000s)	(%)	(%)	(g/t)
Mineral Reserves (1)
Proven	6,267	9.8	5.3	111
Probable	1,894	9.2	2.5	57
Total	8,161	9.7	4.7	98

The Zinkgruvan Mine	Tonnes	Zinc	Lead	Silver
	(000s)	(%)	(%)	(g/t)
Mineral Resources (1)
Measured	611	6.7	1.0	25
Indicated	1,236	9.2	3.3	86
Total Measured and Indicated	1,847	8.4	2.5	66

Total Inferred	8,463	10.5	4.4	105

The Zinkgruvan Mine	Tonnes	Zinc	Copper	Silver
Copper zone	(000s)	(%)	(%)	(g/t)
Mineral Resources (2)
Indicated	2,800	0.5	2.9	32
Inferred	890	0.2	3.1	28

(1)  Zinkgruvan zinc/lead Mineral Reserves and Mineral Resources are estimated using a 250 SEK Net Smelter Return ("NSR") cut-off and minimum mining width of 3.0m. The metal prices used are US$992/t for Zn, US$661/t for Pb, US$5.50/oz for Ag and the assumed exchange rate is 8.00 SEK/US$.

(2)   Zinkgruvan copper Mineral Resources are estimated using a 2% copper cut-off.

The Qualified Persons responsible for the audit of the Zinkgruvan Mineral Reserve and Resource estimates were John Sullivan, P. Geo., Senior Geologist and Stephen Cheeseman, P. Geo., Senior Associate Geologist.

Galmoy

As of December 31, 2005, the Proven and Probable Mineral Reserves at the Galmoy Mine were 3.553 million tonnes grading 14.7% zinc, 4.1% lead and 26 grams per tonne silver. The Mineral Reserves , which are reported in addition to Mineral Resources, were estimated by the Galmoy Mine staff according to the standards and definitions incorporated in the Code for Reporting Mineral Exploration Results, Mineral Resources and Mineral Reserves ("IMM Reporting Code"), and were audited by Watts, Griffis and McOuat Limited in accordance with the requirements of NI 43-101 and restated to comply with the CIM standards.

Lundin Mining Corporation
News Release

The Galmoy Mine	Tonnes	Zinc	Lead	Silver
	(000s)	(%)	(%)	(g/t)
Mineral Reserves (3)
Proven	2,892	15.9	4.6	31
Probable	660	9.6	2.0	5
Total	3,553	14.7	4.1	26

The Galmoy Mine	Tonnes	Zinc	Lead	Silver
	(000s)	(%)	(%)	(g/t)
Mineral Resources (4)
Measured	1,071	11.8	2.5	63.4
Indicated	536	9.0	1.6	2.3
Total Measured and Indicated	1,607	10.9	2.2	43.0

(3)     Galmoy Mineral Reserves are estimated using a 6.0% zinc equivalent ("ZnEq") cut-off. ZnEq = % Zn + ½ % Pb.

(4)     Galmoy Mineral Resources are estimated using a 4.5% ZnEq cut-off and 3.7m minimum mining thickness.

The Qualified Persons responsible for the audit and restatement of the Galmoy Mineral Reserve and Resource estimates were John Sullivan, P. Geo., Senior Geologist and Stephen Cheeseman, P. Geo., Senior Associate Geologist.

Storliden

As of December 31, 2005, the Proven and Probable Mineral Reserves at the Storliden Mine were 0.527 million tonnes grading 8.5% zinc, 3.1% copper, 0.3 grams per tonne gold and 24 grams per tonne silver. The Mineral Reserves are reported separate from an additional 0.323 million tonnes of Measured and Indicated Mineral Resource of which 0.255 million tonnes is inaccessible being material predominately in pillars or beneath. The estimates have been prepared in accordance with the requirements of NI 43-101 and comply with the CIM standards.

The Storliden Mine	Tonnes	Zinc	Copper	Gold	Silver
	(000s)	(%)	(%)	(g/t)	(g/t)
Mineral Reserves (5)
Proven	405	9.7	3.4	0.3	26
Probable	122	4.4	2.1	0.2	21
Total	527	8.5	3.1	0.3	24

The Storliden Mine	Tonnes	Zinc	Copper	Gold	Silver
	(000s)	(%)	(%)	(g/t)	(g/t)
Mineral Resources (6)
Measured	222	4.4	2.5	0.4	31
Indicated	101	3.5	2.2	0.5	33
Total Measured and Indicated	323	4.1	2.4	0.4	32
Total Inferred	26	2.0	2.3	0.6	45

(5)    Storlide n Mineral Reserves are estimated using a 400 SEK NSR cut-off. The metal prices used are US$ 1,653/t for Zn, US$ 3,857/t for Cu, US$ 450/oz for Au and US$ 7.00/oz for Ag and the assumed exchange rate is 7.00 SEK/US$.

(6)    Storliden Mineral Resources are estimated using a 150 SEK NSR block cut-off.

The Qualified Person responsible for these estimates is Mr. Adam Wheeler, C.Ing, Eur,Ing, MIMM, an independent consultant. The work has been completed with assistance from both NAN and Boliden technical personnel. This work also included visits to the mine itself. For the development of the Life of Mine Study used in the estimation of Mineral Reserves, Adam Wheeler was also assisted by Dr R. Dowdell (C.Eng, MIMM), an independent mining consultant based in Cornwall, England.

Readers should refer to the following technical reports, each of which is available for review on the SEDAR website located at http://www.sedar.com under the Company's profile, for additional disclosure relating to the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves and for a general discussion of the extent to which the estimate of Mineral Resources or Mineral Reserves may be materially affected by any known environmental, permitting, legal, title or other relevant issues:

Lundin Mining Corporation
News Release

  "Ore Reserves and Mineral Resources of the Zinkgruvan Mine in South Central Sweden" dated December 31, 2004 and prepared by Lars Malmstrom, Chief Geologist of Zinkgruvan Mining AB and Per Hedstrom, Senior Geologist of Zinkgruvan Mining AB

  "A Technical Report of the Galmoy Mine and Prospecting Licenses held by Arcon in the Irish Midlands - Republic of Ireland for Lundin Mining Corporation" dated April 22, 2005 and prepared by John R. Sullivan, P. Geo. Senior Geologist, G. Ross MacFarlane, P. Eng. Senior Associate Metallurgical Engineer and Stephen B. Cheesman, P. Geo. Senior Associate Geologist, of Watts, Griffis and McOuat Limited, Consulting Geologists and Engineers

  "Technical Report on the Storliden Mine, Sweden" dated February 2005 and prepared by Adam Wheeler, C. Eng., Eur. Ing.

Zinkgruvan - Exploration Proposal

A multi-year, integrated in-mine and near-mine exploration programme has begun with the objective of finding and developing new Mineral Reserves to further extend the mine life of this core asset. Starting this year, a special exploration team, comprised of exploration and mine staff and consultants, will use the most advanced geological models and exploration tools available to locate new zones that can be developed from existing mine infrastructure. Potential for new discoveries is considered excellent. This new target development work is in addition to the ongoing mine exploration programme that includes the development of two underground exploration drifts from which, compared to previous years, an increased amount of drilling will take place this year to define Mineral Resources and Mineral Reserves .

ON BEHALF OF THE BOARD
"Karl-Axel Waplan"
President and CEO

For further information, please contact:
Sophia Shane, Investor Relations - North America: +1-604-689-7842
 Robert Eriksson, Investor Relations - Europe: +46-8-545 074 70
or
Karl-Axel Waplan, President and CEO : +46-8-545 074 70

Lundin Mining is a Canadian mining and exploration company with a global focus in base metals. The main assets of the company are the Zinkgruvan zinc/lead/silver mine, located about 200 kilometres southwest of Stockholm, Sweden and the Galmoy zinc/lead mine in Ireland. The Zinkgruvan mine has been producing zinc, lead and silver on a continuous basis since 1857 and has consistently ranked in the lowest cost quartile among zinc mines in the world. Approximately 720,000 tonnes of ore per year are mined and treated at Galmoy, resulting in production of about 80,000 tonnes of zinc in concentrates, 20,000 tonnes of lead in concentrates and a significant amount of silver. Lundin Mining also owns the Storliden zinc/copper mine in the Skellefte District of northern Sweden. In addition to the three mines , Lundin Mining holds exploration permits covering substantial areas in Sweden as well as in Ireland. Lundin Mining also holds about 19.9% of the outstanding shares of Union Resources - which controls 38% of the world-class zinc/lead deposit, Mehdiabad, in central Iran.